EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom Capital Inc.	Connecticut	100%	—	—
Omnicom Finance Inc.	Delaware	100%	—	—
Omnicom Europe Limited	United Kingdom	100%	4	577
Omnicom Holdings Inc.	Delaware	100%	—	—
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	15
BBDO Worldwide Inc.	New York	100%	50	125
DDB Worldwide Communications Group Inc.	New York	100%	16	62
TBWA Worldwide Inc.	New York	100%	7	10
DAS Holdings Inc.	Delaware	100%	41	14
Omnicom Media Group Holdings Inc.	Delaware	100%	—	—